UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 6)*

                               Gantos, Inc.
                             (Name of Issuer)

                 Common Shares, par value $.01 per share
                      (Title of Class of Securities)

                                36473U 10 5
                              (CUSIP Number)

  L. Douglas Gantos, 3260 Patterson, S.E. Grand Rapids, Michigan 49512
                              (616) 949-7000
       (Name, Address, and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             December 15, 1995
          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
     13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 36473U 10 5                                    Page 2 of 12 Pages

___________________________________________________________________________

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     L. Douglas Gantos   ###-##-####
___________________________________________________________________________

(2)  Check the Appropriate Box If a Member of a Group*
     (a) [   ]
     (b) [ X ]
___________________________________________________________________________

(3)  SEC Use Only
___________________________________________________________________________

(4)  Source of Funds*
     N/A
___________________________________________________________________________

(5)  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)   [   ]
___________________________________________________________________________

(6)  Citizenship or Place of Organization

     United States of America
___________________________________________________________________________

                     (7)  Sole Voting Power: 715,300
Number of           _______________________________________________________
Shares
Beneficially         (8)  Shared Voting Power: 0
Owned by            _______________________________________________________
Each
Reporting            (9)  Sole Dispositive Power: 715,300
Person              _______________________________________________________
with
                    (10)  Shared Dispositive Power: 0
___________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     715,300
___________________________________________________________________________

(12) Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
     [   ]
___________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)  9.5%
___________________________________________________________________________

(14) Type of Reporting Person*  IN
___________________________________________________________________________

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        Include Both Sides of the Cover Page, Responses to Items 1-7 (Including Exhibits) of the Schedule, and the Signature Attestation.

                                SCHEDULE 13D

CUSIP No. 36473U 10 5                                    Page 3 of 12 Pages

___________________________________________________________________________

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Four 'D' Investment Company
___________________________________________________________________________

(2)  Check the Appropriate Box If a Member of a Group*
     (a) [   ]
     (b) [ X ]
___________________________________________________________________________

(3)  SEC Use Only
___________________________________________________________________________

(4)  Source of Funds*
     N/A
___________________________________________________________________________

(5)  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)   [   ]
___________________________________________________________________________

(6)  Citizenship or Place of Organization
     A Michigan co-partnership
___________________________________________________________________________

                     (7)  Sole Voting Power:
Number of           _______________________________________________________
Shares
Beneficially         (8)  Shared Voting Power: 0
Owned by            _______________________________________________________
Each
Reporting            (9)  Sole Dispositive Power:
Person              _______________________________________________________
with
                    (10)  Shared Dispositive Power: 0
___________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     0
___________________________________________________________________________

(12) Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
     [   ]
___________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)  N/A
___________________________________________________________________________

(14) Type of Reporting Person*  PN
___________________________________________________________________________

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        Include Both Sides of the Cover Page, Responses to Items 1-7 (Including Exhibits) of the Schedule, and the Signature Attestation.

CUSIP NO. 36473U 10 5                                             Page 4 of 12


Item 1.     Security and Issuer.

      The title of the class of equity securities to which this statement relates is Common Shares, par value $.01 per share ("Common Stock"), of Gantos, Inc., a Michigan corporation ("Gantos"). The address of Gantos' principal executive offices is 3260 Patterson, S.E., Grand Rapids, Michigan 49512.


Item 2.     Identity and Background.

      This statement is being filed by (i) L. Douglas Gantos, individually and as successor trustee of the L. Douglas Gantos Trust under a Trust Agreement dated July 16, 1976, between L. Douglas Gantos, as settlor, and Richard L. Gantos, as trustee, as amended (the "Trust"), and (ii) Four 'D' Investment Company ("4-D"), a Michigan co-partnership with L. Douglas Gantos and his wife, Kathy Tann-Gantos as the sole partners. L. Douglas Gantos', Kathy Tann-Gantos', 4-D's, the Trust's and Gantos' principal business and office address is 3260 Patterson, S.E., Grand Rapids, Michigan 49512.

      L. Douglas Gantos' present principal occupation or employment is President, Chief Executive Officer, Chairperson of the Board and a Director of Gantos, a women's specialty retailer of apparel and accessories. The Trust is a revocable grantor trust which currently holds Common Stock. 4-D is a Michigan general partnership which currently holds Common Stock and real estate. Kathy Tann-Gantos is a merchandise coordinator for Gantos.

      None of L. Douglas Gantos, Kathy Tann-Gantos, 4-D, or the Trust has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of L. Douglas Gantos, Kathy Tann-Gantos, the Trust or 4-D has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      L. Douglas Gantos and Kathy Tann-Gantos are citizens of the United States of America. 4-D is a Michigan co-partnership, and the Trust is governed by Michigan law.


Item 3.     Source and Amount of Funds or Other Consideration.

      This schedule 13D is being filed to report: the sale by 4-D of all 420,673 shares of Common Stock in December 1995 pursuant to a registration statement on Form S-3 (file no. 33-90494) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act").

CUSIP NO. 36473U 10 5                                            Page 5 of 12


Item 4.     Purpose of Transaction.

      4-D sold 420,673 shares of Common Stock primarily to realize the value of the Common Stock held by 4-D. The $903,305.13 gross proceeds from the sales of 420,673 shares of Common Stock by 4-D were and are being used primarily for personal purposes. The Common Stock held by 4-D for resale had been registered under the Act pursuant to the Registration Statement.

      Except as otherwise provided above, none of 4-D, the Trust, Kathy Tann-Gantos or L. Douglas Gantos has any current plans or proposals to acquire or dispose of additional Common Stock, except that, from time to time, L. Douglas Gantos, Kathy Tann-Gantos, 4-D and/or the Trust may acquire additional Gantos Common Stock, including, without limitation, through the receipt or vesting of options or restricted stock granted or awarded to L. Douglas Gantos under the Amended and Restated Gantos, Inc. Stock Option Plan, or dispose of some or all of the Gantos Common Stock which L. Douglas Gantos, Kathy Tann-Gantos, 4-D and/or the Trust beneficially owns, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by the Company), gift, pledge or otherwise, including, without limitation, sales of Common Stock by L. Douglas Gantos, Kathy Tann-Gantos, 4-D and/or the Trust pursuant to Rule 144 under the Act or otherwise.

      None of 4-D, the Trust, Kathy Tann-Gantos or L. Douglas Gantos has any current plans or proposals for (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Gantos or any of its subsidiaries, (ii) any sale or transfer of a material amount of assets of Gantos or any of its subsidiaries, (iii) any change in the present board of directors or management of Gantos, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board (except that the Company might add additional management and outside directors in the future if appropriate candidates are identified and consent to serve),
(iv) any material change in Gantos' present capitalization or dividend policy, except as described above, (v) any other material change in Gantos' business or corporate structure, (vi) any changes in Gantos Articles of Incorporation or Bylaws or other actions which are intended to impede the acquisition of control of Gantos by any person, (vii) causing Common Stock to cease to be authorized to be quoted in The Nasdaq National Market, (viii) causing any of Gantos' equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any action similar to those listed above.

CUSIP NO. 36473U 10 5                                             Page 6 of 12


Item 5.     Interest in Securities of the Issuer.

      The number of shares and percentage of Common Stock beneficially owned by L. Douglas Gantos, Kathy Tann-Gantos, 4-D and the Trust are as follows:

                                 Number         Percent (1)
                                -------         -----------
Trust                           665,300             8.8%
4-D                                   0               -
L. Douglas Gantos                50,000 (2)         0.7%
                                -------             ----
                   Total        715,300             9.5%
                                =======             ====

(1) Based on 7,552,211 shares of Common Stock reported as outstanding as of December 4, 1995, in the Gantos Quarterly Report on Form 10-Q for the quarter ended October 28, 1995.

(2) The shares shown above as beneficially owned by L. Douglas Gantos consist of shares of restricted Common Stock awarded to L. Douglas Gantos under the Amended and Restated Gantos, Inc. Stock Option Plan. Such shares of restricted Common Stock vest in one-third cumulative annual increments beginning March 31, 1996, and they vest immediately upon termination of Mr. Gantos' employment and consultation with Gantos unless such termination is by Gantos for cause or by Mr. Gantos without good reason. In addition, Mr. Gantos has been granted the following option to purchase Common Stock under such plan:
                                Percent Vested
                                      at
Date of     Number of  Exercise    Dec. 15,     Number   Vesting
 Grant       Shares      Price       1995       Vested   Schedule
-------     ---------  --------   -----------   ------   --------
3/31/95      180,000     $4.16        0%           0     33.3% a year
                                                         starting 3/31/96*

* Such options also vest immediately upon the termination of Mr. Gantos' employment and consultation with Gantos unless such termination (i) is by Gantos for cause or by Mr. Gantos without good reason, and (ii) occurs before March 31, 1996.

      The vesting of these options will increase L. Douglas Gantos' beneficial ownership of Common Stock. If the above options were fully vested, L. Douglas Gantos would beneficially own 895,300 shares of Common Stock, or 11.6% of the outstanding shares.

      L. Douglas Gantos, through the Trust, has sole voting and investment power over the Common Stock listed above as owned by the Trust. L. Douglas Gantos has sole voting and investment power over the Common Stock listed above as owned by L. Douglas Gantos, except that the restricted Common Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered during the restricted period applicable to such shares.

CUSIP NO. 36473U 10 5                                             Page 7 of 12


      The following transactions in Gantos Common Stock have been effected since the April 7, 1995 date of Amendment No. 5 to this Schedule 13D by 4-D, the Trust, Kathy Tann-Gantos and L. Douglas Gantos.

Identity of
  Person
 Effecting                      Number      Purchase    Price Per
Transaction           Date    of Shares      or Sale      Share
-----------         --------  ---------     --------    ---------
4-D                 12/15/95    200,000       Sale        2.1875
4-D                 12/20/95     50,000       Sale        2.0625
4-D                 12/21/95    170,673       Sale        2.125

----------------
(1) These transactions were sales by 4-D pursuant to the Registration Statement under the Act in open market broker's transactions, in open market block transactions, in negotiated sales, or to market makers.

      Only L. Douglas Gantos, Kathy Tann-Gantos and the Trust are known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock set forth in the first table above in this Item 5. 4-D ceased to be the beneficial owner of more than five percent of the Common Stock on December 15, 1995.


Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

      The Trust is a revocable grantor trust providing the trustee with voting and investment power over the securities held in the Trust. L. Douglas Gantos is the trustee of the Trust.

      The options granted, and restricted stock awarded to L. Douglas Gantos under the Amended and Restated Gantos Inc. Stock Option Plan are described in
Item 4 and are evidenced by a Stock Option Agreement and a Restricted Stock Agreement between L. Douglas Gantos and Gantos. The options are not transferrable other than by will or the laws of descent and distribution. The restricted Common Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered during the restricted period applicable to such shares.

      4-D is a Michigan co-partnership and is governed by the Second Amended and Restated Partnership Agreement, dated as of October 20, 1988. L. Douglas Gantos is the 99% general partner and Kathy Tann-Gantos is the 1% general partner of 4-D. 4-D was the former landlord under Gantos' office-distribution center lease before the lease was rejected in Gantos' bankruptcy proceedings.

CUSIP NO. 36473U 10 5                                            Page 8 of 12


Item 7.     Material to be Filed as Exhibits.

Exhibit
Number          Description
-------         -----------

  1. Agreement for Joint Filing of Schedule 13D, dated January 8, 1996, between L. Douglas Gantos and Four 'D' Investment Company.

  2. Trust Agreement dated July 16, 1976, between L. Douglas Gantos, as settlor, and Richard L. Gantos, as trustee, as amended, incorporated by reference to Exhibit 4 to Amendment No. 2 to the Schedule 13D filed by L. Douglas Gantos dated July 29, 1992.

  3. Second Amended and Restated Partnership Agreement, dated as of October 20, 1988, incorporated by reference to Exhibit 4 to Amendment No. 5 to the Schedule 13D filed by L. Douglas Gantos dated April 7, 1995.

  4. Gantos, Inc. Amended and Restated Stock Option Plan, as amended and restated March 31, 1995, incorporated by reference to Exhibit 1 to Amendment No. 5 to the Schedule 13D filed by
                L. Douglas Gantos dated April 7, 1995.

CUSIP NO. 36473U 10 5                                             Page 9 of 12


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 8, 1996               /s/   L. Douglas Gantos
                                     ----------------------------------------
                                     L. Douglas Gantos


                                     Four 'D' Investment Company


Date:  January 8, 1996               By:   /s/  L. Douglas Gantos
                                           ----------------------------------
                                           L. Douglas Gantos

                                           Its:  Partner

CUSIP NO. 36473U 10 5


                                Exhibit Index


Document Number and Description                                           Page
-------------------------------                                           ----

1.    Agreement for Joint Filing of Schedule 13D, dated                     12
      January 8, 1996, between L. Douglas Gantos and
      Four-'D' Investment Company.

2.    Trust Agreement dated July 16, 1976, between L. Douglas              N/A
      Gantos, as settlor, and Richard L. Gantos, as trustee, as amended, incorporated by reference to Exhibit 4 to Amendment No. 2 to the Schedule 13D filed by L. Douglas Gantos dated July 29, 1992.

3.    Second Amended and Restated Partnership Agreement,                   N/A
      dated as of October 20, 1988, incorporated by reference to
      Exhibit 4 to Amendment No. 5 to the Schedule 13D filed by
      L. Douglas Gantos dated April 7, 1995.

4.    Gantos, Inc. Amended and Restated Stock Option Plan, as              N/A
      amended and restated March 31, 1995, incorporated by reference to Exhibit 1 to Amendment No. 5 to the Schedule
      13D filed by L. Douglas Gantos dated April 7, 1995.